Mail Stop 6010

July 6, 2007

Douglas Godshall
Chief Executive Officer
Heartware Limited
Suite 4, Level 46, 2 Park St.
Sydney, NSW
Australia 2000

> **Re: Heartware Limited**
> **Amendment No. 1 to Form 10**
> **Filed June 25, 2007**
> **File No. 0-52595**

Dear Mr. Godshall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior comment refers to our letter dated June 1, 2007.

Item 1. Business, page 3

1. We reissue the last two sentences of prior comment 1.

Market Opportunity

2. Please refer to prior comment 3. Please clarify the relationship between you and the authors of the data. Also, discuss in greater detail your medical advisory board, such as who is on the board. In addition, tell us which data is not publicly available.

Competition, page 22

3. Please refer to prior comment 6. Clarify the extent to which your competitors are presently developing or plan to develop products that compete directly with your technology. For example, are others developing smaller and more reliable LVAD's?

Overview, page 42

4. Please refer to prior comment 9. Please expand the second paragraph to identify the majority shareholder of Heartware, Inc.

Liquidity and Capital Resources, page 47

5. Please update the status of your plans to seek approval to issue up to 58.3 million shares including how the proxy materials will address each applicable comment in this letter.

Philosophy, page 60

6. We note your response to prior comment 17. Please revise the disclosure in response to the comment.

7. Please refer to prior comment 18. Please tell us where you responded to the last sentence regarding disclosure of objectives to earn bonuses for the other named

executive officers. Also, expand page 73 to quantify the discussion of the objectives.

Base Salary, page 63

8.   Please refer to prior comment 19. Please describe in greater detail the elements of individual performance and contributions that are taken into account in the formal process and how they are used in setting salary levels. Also, identify the external consultant on page 63, the independent executive recruiter on page 65 and the executive recruiter on page 72.

Bonus, page 64

9.   Please refer to prior comment 20. Please discuss how you determined the size of the sign-on bonus.

10.   Please refer to prior comment 21. Please revise your disclosure to clarify how the factors resulted in different bonuses being paid to the executives.

Employment Agreements, page 72

11.   Please refer to prior comment 22. Please expand your discussion to explain how you determined the number and terms of the options granted to your named executive officers on commencement of their employment. Also, describe the source or basis for the "Company's understanding of comparable equity packages" that formed the basis for the grant to Mr. Godshall.

Item 9. Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 82

12.   We note your response to prior comment 28. Please reconcile your disclosure with your May 1, 2007 press release about establishing an ADR program on the NASDAQ Exchange.

Item 11. Description of Registrant's Securities to be Registered, page 85

13.   Please tell us, with a view to disclosure, whether you considered adding a section that compares corporate governance issues under Australian and United States law. For example, disclose whether Australian law or your constitution:

*   requires a majority of your directors to be independent;

*   permits a director to vote on a matter in which he or she has an interest;

*   allows shareholders to approve corporate matters by written consent;

*   allows for the issuance of preferred stock or the adoption of other "poison pill" measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares; and

*   permits cumulative voting.

Taxation Considerations, page 89

14.   Please refer to prior comment 30. Revise to clarify:
    *   Whether any dividends paid to US holders will be "unfranked dividends"
    *   Under what circumstances dividends paid to US holders will be declared "conduit foreign income."

Financial Statements, page F-1

Note 5 Business Combination, page F-24

15.   Please refer to prior comment 33 in our letter dated June 1, 2007. We have reviewed your response to our prior comment and have additional concerns about your accounting for the January 2005 transactions. Specifically, based on both your current disclosures and facts outlined in your response, it is still unclear to us why you do not believe the issuance of stock by HeartWare Limited (which you refer to as a "cash box" in your response) in exchange for all the voting shares of HeartWare Inc. ("the HeartWare transaction") should have been accounted for as a recapitalization. While SFAS 141 does not address the accounting for recapitalizations (refer to paragraph B24 thereof), we believe the merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private

company having actual or effective operating control of the combined company after the transaction. We note you indicate ATP owned less than 5% of HeartWare Limited after its IPO but before the HeartWare Inc. stock transaction and approximately 59% of HeartWare Limited capital after the transaction and its IPO, with the majority of shareholders of the former public shell continuing only as passive investors. These transactions are considered to be capital transactions in substance, rather than business combinations, because the transactions are equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporations, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangibles should be recorded.

Furthermore, we believe the HeartWare transaction is scoped out of SFAS 141. SFAS 141 paragraph 11 indicates the term business combination as used in the Statement excludes exchanges of equity interests between entities under common control. We note in the HeartWare transaction you indicate there was common ownership of more than 50% of the shares of HeartWare Limited before and after the HeartWare transaction. Specifically, you indicate ATP owned 98.9% of the voting shares of HeartWare, Inc. prior to its IPO and the HeartWare transaction and 59% of HeartWare Limited after the HeartWare transaction. Note the guidance in paragraph D12 of SFAS 141 requires such transactions to be accounted for at historical cost.

Please specifically tell us why you believe recapitalization or historical cost accounting is not appropriate for the January 2005 HeartWare Inc. transaction under U.S. GAAP. We may have further comments after reviewing your response.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3602 with any other questions.

Sincerely,

Thomas A. Jones
Senior Attorney

cc. David Weiss